Exhibit 3.18

AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

GRAHAM RECYCLING COMPANY, L.P.

THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP is entered into as of the 2nd day of February, 1998, by and between GPC Sub GP LLC, a Delaware limited liability company with its offices at 1110 E. Princess Street, York, Pennsylvania 17403, as general partner (the “General Partner”), and Graham Packaging Company, a Delaware limited partnership with its offices at 1110 E. Princess Street, York, Pennsylvania 17403, as limited partner (formerly known as Graham Packaging Holdings I, L.P., the “Limited Partner”). The General Partner and the Limited Partner are hereinafter sometimes referred to collectively as the “Partners” and individually as a “Partner.”

W I T N E S S E T H:

WHEREAS, Graham Recycling Corporation, a Pennsylvania corporation (“Recycling”), and Graham Packaging Holdings Company, a Pennsylvania limited partnership with its offices at 1420 Sixth Avenue, York, Pennsylvania 17405 (formerly known as Graham Packaging Company, “GPHC”), formed a limited partnership (the “Partnership”) in accordance with the provisions of the Pennsylvania Revised Uniform Limited Partnership Act (15 Pa. Cons. Stat. ch. 85), under the name Graham Recycling Company, L.P. pursuant to a Certificate of Limited Partnership filed on November 16, 1993;

WHEREAS, on January 1, 1994, Recycling contributed to the Partnership an undivided 1% interest in Recycling’s assets, subject to 1% of its liabilities, in exchange for a general partner interest in the Partnership;

WHEREAS, on January 1, 1994, Recycling contributed to GPHC an undivided 99% interest in Recycling’s assets, subject to 99% of its liabilities, which interest in assets subject to liabilities was transferred to the Partnership, at GPHC’s direction in exchange for a 99% limited partnership interest in the Partnership; and

WHEREAS, pursuant to the terms of an Agreement and Plan of Recapitalization, Redemption and Purchase dated as of December 18, 1997 (the “Recapitalization Agreement”) by and among GPHC, Graham Capital Corporation, a Pennsylvania corporation, Graham Family Growth Partnership, a Pennsylvania limited partnership, Graham Packaging Corporation, a Pennsylvania corporation, Graham Engineering Corporation, a Pennsylvania corporation, Recycling, Donald C. Graham, BCP/Graham Holdings L.L.C., a Delaware limited liability company, and BMP/Graham Holdings Corporation, a Delaware corporation, (i)  Recycling assigned to General Partner all of its general partnership interest in the Partnership and

(ii) GPHC assigned to Limited Partner all of its limited partnership interest in the Partnership;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto hereby agree that the Agreement of Limited Partnership of the Partnership is hereby amended and restated in its entirety by this Amended and Restated Agreement of Limited Partnership and, as so amended and restated hereby, shall read in its entirety as follows:

ARTICLE I

THE LIMITED PARTNERSHIP

1.1           Formation, etc.

(a)           Recycling and GPHC became partners in the Partnership formed under and pursuant to the provisions of the Act to engage in the business hereinafter described for the period and upon the terms and conditions hereinafter set forth.

(b)           Recycling and GPHC were admitted to the Partnership as a general partner and a limited partner, respectively, and contributed to the capital of the Partnership their initial Capital Contributions, as set forth in Section 3.1 below.

(c)           As of the date hereof, Recycling has withdrawn from the Partnership as general partner, and General Partner has become the general partner of the Partnership. As of the date hereof, GPHC has withdrawn from the Partnership as a limited partner, and Limited Partner has become a limited partner of the Partnership.

1.2           Certificate of Limited Partnership.  Recycling executed and caused to be filed on November 16, 1993 a Certificate of Limited Partnership of the Partnership (the “Certificate”) in the office of the Secretary of State of the Commonwealth of Pennsylvania, and the General Partner has executed and caused to be filed on February 2, 1998 an Amended and Restated Certificate of Limited Partnership of the Partnership (the “Amended Certificate”) in said office. The General Partner hereafter shall execute such further documents (including any further amendments to the Amended Certificate) and take such further action as shall be appropriate to comply with all requirements of law for the formation, operation and continued existence of a limited partnership in the Commonwealth of Pennsylvania and all other counties and states where the Partnership may elect to do business.

1.3           Name.  The name of the Partnership is Graham Recycling Company, L.P. The General Partner may change the name of the Partnership or cause the business of the Partnership to be conducted under any other name.

1.4           Character of Business. The business of the Partnership shall be the recycling of plastic containers and other plastic scrap, including the acquisition, sorting, reprocessing, sale and delivery of such materials, and such other activities and business as are incidental to the foregoing. For such purposes, the Partnership shall have and exercise all the powers now or hereafter conferred by the laws of the Commonwealth of Pennsylvania on limited partnerships formed under the laws of that Commonwealth, and to do any and all things as fully as natural persons might or could do as are not prohibited by law, in furtherance of the aforesaid business of the Partnership. The business of the Partnership shall be conducted in accordance with, and any action required or permitted to be taken by the General Partner or any Limited Partner shall be taken in compliance with, all applicable laws, rules and regulations.

1.5           Principal Offices.  The location of the principal offices of the Partnership shall be at 1420 Sixth Avenue, York, Pennsylvania, or at such other location as may be selected from time to time by the General Partner. The Partnership may maintain such other offices at such other places as the General Partner deems advisable.

1.6           Fiscal Year. The fiscal year of the Partnership shall be the calendar year (the “Partnership Year”).

1.7           Accounting Matters.  Unless otherwise specified herein, all accounting determinations hereunder shall be made, all accounting terms used herein shall be interpreted, and all financial statements required to be delivered hereunder shall be prepared, in accordance with Generally Accepted Accounting Principles, except, in the case of such financial statements, for departures from Generally Accepted Accounting Principles that may from time to time be approved in writing by the Partners and the Auditor who is at the time reporting on such financial statements.

ARTICLE II

DEFINITIONS

The following defined terms used in this Agreement shall have the respective meanings specified below.

2.1           Act.  “Act” shall mean the Pennsylvania Revised Uniform Limited Partnership Act (15 Pa. Cons. Stat. ch. 85), as amended from time to time and any successor to such Act.

2.2           Affiliate.  “Affiliate” shall mean (i) any Person directly or indirectly controlling, controlled by or under common control with another Person, (ii) a Person owning or controlling ten percent (10%) or more of the outstanding voting securities of such other Person, (iii) any officer, director or general partner of such other Person, and (iv) if such other Person is an officer, director or general partner, any other entity for which such Person acts in any capacity.

2.3           Agreement. This “Agreement” shall refer to this Agreement of Limited Partnership.

2.4           Auditor.  “Auditor” shall mean any firm of independent auditors selected by the General Partner.

2.5           Available Cash.  “Available Cash” shall mean at any point in time all cash and cash equivalents on hand of the Partnership from any source (including, without limitation, any proceeds from borrowings) less cash reasonably reserved or reasonably anticipated to be required for debts and expenses, interest and scheduled principal payments on any indebtedness, capital expenditures, taxes or the activities of the Partnership (including payments to Partners under any agreement other than this Agreement).

2.6           Bankruptcy.  The “Bankruptcy” of a Partner shall mean (i) the filing by a Partner of a voluntary petition seeking liquidation, reorganization, arrangement or readjustment, in any form, of its debts under Title 11 of the United States Code or any other federal or state insolvency law, or a Partner’s filing an answer consenting to or acquiescing in any such petition, (ii) the making by a Partner of any assignment for the benefit of its creditors or (iii) the expiration of sixty days after the filing of an involuntary petition under Title 11 of the United States Code, an application for the appointment of a receiver for the assets of a Partner, or an involuntary petition seeking liquidation, reorganization, arrangement or readjustment of its debts under any other federal or state insolvency law, provided that the same shall not have been vacated, set aside or stayed within such sixty day period.

2.7           Capital Account.  The “Capital Account” of a Partner shall be (a) credited with (i) the amount of cash or, in the case of non-cash asset contributions, the gross fair market value of such capital contributions as agreed upon by the Partners at the time such contribution is made less liabilities assumed by the Partnership in connection with such contributions (or to which any such contributed assets are subject) and (ii) such Partner’s allocable share of Profits of the Partnership and (b) debited with (i) the amount of any cash and the fair market value of any property distributed to it pursuant to Section 5.1, and (ii) such Partner’s allocable share of Losses of the Partnership.

2.8           Capital Contribution. The “Capital Contribution” of a Partner shall be the amount which such Partner contributes to the capital of the Partnership as provided in Article 3.

2.9           Certificate.  “Certificate” shall have the meaning ascribed to such term in Section 1.2.

2.10         Code.  “Code” shall mean the Internal Revenue Code of 1986, as amended and in effect from time to time, or the corresponding provisions of any successor statute.

2.11         Depreciation.  “Depreciation” shall mean, for each fiscal year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis.

2.12         Event of Withdrawal.  “Event of Withdrawal” shall have the meaning ascribed to such term in Subsection 10.1(b).

2.13         General Partner.  “General Partner” shall have the meaning ascribed to such term in the first paragraph of this Agreement.

2.14         Generally Accepted Accounting Principles. “Generally Accepted Accounting Principles” shall refer to generally accepted accounting principles as in effect from time to time in the United States of America.

2.15         Gross Asset Value.  “Gross Asset Value” shall mean, with respect to any asset, the asset’s adjusted basis for federal income tax purposes except as follows:

(1)           The initial Gross Asset Value of any asset contributed by a Partner to the Partnership shall be the gross fair market value of such asset at the time of such contribution, as agreed to by the Partners;

(2)           The Gross Asset Values of all Partnership assets shall be adjusted to equal their respective gross-fair market values, as agreed to by the Partners, as of the following times: (a) the acquisition of an additional interest in the Partnership by any new or existing Partner in exchange for more than a de minimis capital contribution; (b) the distribution by the Partnership to a Partner of more than a de minimis amount of Partnership property other than money, unless all Partners receive simultaneous distributions of undivided interests in the distributed property in proportion to their respective Percentage

Interests; (c) the liquidation of the Partnership within the meaning of Treas. Reg. §1.704-1(b) (2) (ii) (g); and (d) the termination of the Partnership for federal income tax purposes pursuant to Section 708 (b) (1) (B) of the Code; and

(3)           The Gross Asset Value of any Partnership asset distributed to any Partner shall be the gross fair market value of such asset on the date of distribution. If the Gross Asset Value of an asset has been determined or adjusted pursuant to Subsections 2.15 (1) or (2) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

2.16         Limited Partner.  “Limited Partner” shall have the meaning ascribed to such term in the first paragraph of this Agreement.

2.17         Partner.  “Partner” shall have the meaning ascribed to such term in the first paragraph of this Agreement.

2.18         Partnership.  “Partnership” shall have the meaning ascribed to such term in Subsection 1.1 (a).

2.19         Partnership Interest.  “Partnership Interest” shall refer, with respect to a given Partner as of a given date, to such Partner’s general partner interest in the Partnership (if any) and such Partner’s limited partner interest in the Partnership (if any), in each case as of such date.

2.20         Partnership Year.  “Partnership Year” shall have the meaning ascribed to such term in Section 1.6.

2.21         Percentage Interest. The “Percentage Interest” of the General Partner shall be 1%, and the “Percentage Interest” of the Limited Partner shall be 99%.

2.22         Person.  “Person” shall include an individual, a partnership, a corporation, a trust, an unincorporated organization, a government or any department or agency thereof, and any other entity.

2.23         Profits and Losses.  “Profits” and “Losses” shall mean, for each fiscal year or other period, an amount equal to the Partnership’s taxable income or loss for such year or period, determined in accordance with Section 703 (a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703 (a) (1) of the Code shall be included in taxable income or loss), with the following adjustments:

(i)            Any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this Section 2.23 shall be added to such taxable income or loss;

(ii)           Any expenditures of the Partnership described in Section 705 (a) (2) (B) of the Code or treated as Code Section 705 (a) (2) (B) expenditures pursuant to Treas. Reg. §1.704-l (b) (2) (iv) (i), and not otherwise taken into account in computing Profits or Losses pursuant to this Section 2.23, shall be subtracted from such taxable income or loss;

(iii)          In the event the Gross Asset Value of any Partnership asset is adjusted pursuant to Subsection 2.15 (2) or (3) hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(iv)          Gain or loss resulting from any disposition of Partnership property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value; and

(v)           In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period.

2.24         Transfer.  “Transfer” shall mean any assignment, mortgage, hypothecation, transfer, pledge, creation of a security interest in or lien upon, encumbrance, gift or other disposition.

2.25         General Provisions. As used in this Agreement, except as the context otherwise requires, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and the neuter. The words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole, including the Schedules hereto, and not to any particular Article, Section, Subsection, Clause or Subdivision contained in this Agreement.

ARTICLE III

CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

3.1           Initial Capital Contributions.

(a)           The General Partner’s initial Capital Contribution to the capital of the Partnership, as successor general partner to Recycling, is the assets, subject to the liabilities, described in the second WHEREAS clause of this Agreement.

(b)           The Limited Partner’s initial Capital Contribution to the capital of the Partnership, as successor limited partner to GPHC, is the assets, subject to the liabilities, described in the third WHEREAS clause of this Agreement.

3.2           Capital Accounts. A Capital Account shall be established and maintained for each Partner on the books of the Partnership. Each Partner’s interest in the capital of the Partnership shall be represented by its Capital Account. The initial Capital Account of each Partner shall reflect such Partner’s Capital Contribution pursuant to Section 3.1.

3.3           Negative Capital Accounts. At no time during the term of the Partnership or upon dissolution and liquidation thereof shall a Limited Partner with a negative balance in its Capital Account have any obligation to the Partnership or the other Partners to restore such negative balance.

3.4           Compliance with Treasury Regulations. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of capital accounts are intended to comply with Section 704 (b) of the Code and Treas. Reg. §§1.704-l (b) and 1.704-2 (or any corresponding provision of succeeding law) and shall be interpreted and applied in a manner consistent with such Regulation.  In the event the General Partner shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulation, the Partnership may make such modifications. The Partnership also shall make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Section 704 (b) of the Code and Treas. Reg. §§1.704-l (b) and 1.704-2 (or any corresponding provision of succeeding law).

3.5           Succession to Capital Accounts. In the event any interest in the Partnership is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.  For purposes of the preceding sentence, the portion of the Capital Account to which the transferee succeeds shall be that percentage of the transferor’s total Capital Account as the Percentage Interest being transferred bears to the total Percentage Interest of the transferor.

3.6           Certain Adjustments.  In the event the Gross Asset Values of the assets of the Partnership are adjusted pursuant to the provisions of this Agreement, the Capital Accounts of all Partners shall be adjusted simultaneously to reflect the aggregate net adjustment as if the Partnership recognized gain or loss equal to the amount of such, aggregate net adjustment.

3.7           No Withdrawal of Capital Contributions. No Partner shall withdraw any Capital Contributions without the unanimous written approval of the other Partners.  No Partner shall receive any interest with respect to its Capital Contributions.

ARTICLE IV

COSTS AND EXPENSES

4.1           Organizational and Other Costs. The Partnership shall pay or cause to be paid all costs and expenses incurred in connection with the formation and organization of the Partnership. Such costs and expenses to be borne by the Partnership shall include, without limitation, all related accounting, consulting, filing and registration costs.

4.2           Operating Costs. The Partnership shall (i) pay or cause to be paid all costs and expenses of the Partnership incurred in pursuing and conducting, or otherwise related to, the business of the Partnership, (ii) pay or cause to be paid all employment-related costs and expenses incurred by the General Partner in pursuing and conducting the business of the Partnership, and (iii) reimburse the General Partner for any out-of-pocket costs and expenses incurred by it in connection therewith (including, without limitation, in the performance of its duties as tax matters partner) to the extent permitted by Section 6.5.

ARTICLE V

DISTRIBUTIONS; PARTNERSHIP ALLOCATIONS;

TAX MATTERS

5.1           Distributions Prior to Dissolution.

(a)           Except as provided in Section 10.3, all distributions on and after the date of this Agreement shall be made to the Partners in proportion to their respective Percentage Interests.

(b)           Available Cash shall be distributed to the Partners at the following times and in the following amounts:

(i)            On or before ninety days after the end of each Partnership Year, Available Cash shall be distributed to the Partners in proportion to their respective Percentage Interests in an aggregate cumulative amount at least equal to the sum of (1) the income tax liability for the Limited Partner with the largest percentage income tax liability (of itself or its shareholders) from cumulative Partnership taxable income allocated to such Partner under Subsection 5.2(b) hereof, and (2) for the other Partners, a proportional cash amount adjusted only for respective

Percentage Interests; provided, however, that additional Available Cash, if necessary, shall be distributed to the General Partner until an amount equal to the income tax liability from cumulative Partnership taxable income allocated to the General Partner under Subsection. 5.2 (b) hereof has been distributed to the General Partner; and

(ii)           Any remaining Available Cash shall be distributed to the Partners in proportion to their respective Percentage Interests at such times and in such amounts as the General Partner shall determine.

5.2           Partnership Allocations.

(a)           Except as otherwise provided in Section 5.2 or elsewhere in this Agreement, for purposes of this Agreement, and for federal, state and local income tax purposes, all items of Profits, Losses, income, gain, loss, deduction or credit shall be determined with respect to each taxable year of the Partnership as of the end thereof, and allocated to the Partners in accordance with their then Percentage Interests.  Each Partner’s Percentage Interest shall constitute its interest in partnership profits for purposes of determining such Partner’s share of nonrecourse liabilities of the Partnership under Treas. Reg. §1.752-3 (a) (3).

(b)           Notwithstanding Subsection 5.2 (a):

(i)            Minimum Gain and Hypothetical Capital Accounts. For purposes of complying with Treasury Regulations relating to tax allocation, the Partnership’s “minimum gain,” “minimum gain attributable to partner nonrecourse debt” and the Partners’ hypothetically adjusted Capital Accounts (“Hypothetical Capital Accounts”) must be determined from time to time.  The amount of minimum gain or minimum gain attributable to partner nonrecourse debt is determined in accordance with Treas. Reg. §1.704-2 (d) or 1.704-2 (i), as the case may be, by computing, with respect to each nonrecourse liability of the Partnership, the amount of gain (of whatever character), if any, that would be realized by the Partnership if it disposed of (in a taxable transaction) the Partnership property subject to such liability in full satisfaction thereof, and by then aggregating the amounts so computed.  A Partners’ Hypothetical Capital Account shall equal its true Capital Account, increased by any amount that such Partner is treated as being obligated to restore under Treas. Reg. §1.704-l (b) (2) (ii) (c) (including the Partner’s share of minimum gain, computed as provided in Treas. Reg. §1.704-2 (g), and of minimum gain attributable to partner nonrecourse debt, computed as provided in Treas. Reg. §1.704-2 (i) (5)), and decreased by the items described in Treas. Reg. §1.704-l (b) (2) (ii) (d), clauses (4), (5) and (6). For purposes of determining each Partner’s share of minimum gain or minimum gain attributable to partner nonrecourse debt, any distributions funded with the proceeds of nonrecourse liabilities shall be treated as allocable to the nonrecourse liabilities, if any, that were incurred by the Partnership in connection with such distributions.

(ii)           Qualified Income Offset. A Partner who unexpectedly receives an adjustment, allocation, or distribution described in Treas. Reg. §1.704-1(b) (2) (ii) (d), clauses (4), (5) and (6), that creates a deficit in his Hypothetical Capital Account shall be allocated items of income and gain (consisting of a pro rata portion of each item of Partnership income, including gross income, and gain for such year) in an amount and manner sufficient to eliminate such deficit as quickly as possible.

(iii)          Minimum Gain Chargeback. If there is a net decrease in the Partnership’s minimum gain or minimum gain attributable to partner nonrecourse debt during a Partnership taxable year, any Partner with a share of such minimum gain at the beginning of such year shall be allocated, before any other allocation is made of Partnership items for such taxable year, items of income and gain for such year (and, if necessary, subsequent years) in proportion to, and to the extent of, such Partner’s share of such decrease in minimum gain in accordance with Treas. Reg. §§1.704-2(f) and 1.704-2(i) (the “Minimum Gain Chargeback”). The Minimum Gain Chargeback allocated in any taxable year shall consist first of gains recognized from the disposition of items of Partnership property subject to one or more nonrecourse liabilities of the Partnership to the extent of the decrease in Minimum Gain attributable to the disposition of such items of property, with the remainder of the Minimum Gain Chargeback, if any, made up of a pro rata portion of the Partnership’s other items of income and gain for that year. For any taxable year, any Minimum Gain Chargeback relating to a decrease in minimum gain shall be made before any Minimum Gain Chargeback relating to a decrease in minimum gain attributable to partner nonrecourse debt.

(iv)          Special Limitation on Losses Allocated to a Partner. No loss or deduction shall be allocated to a Limited Partner to the extent that such allocation would reduce such Partner’s Hypothetical Capital Account below zero, and such loss or deduction shall instead be allocated to the other Partner.

(v)           Restoration.  If any items of income, gain, loss or deduction shall be specially allocated pursuant to Paragraph (ii), (iii), or (iv) of this Subsection 5.2(b), then as quickly as possible thereafter (but not in such a manner as to create or increase a deficit in any Partner’s Hypothetical Capital Account) items of income, gain, loss or deduction shall be specially allocated to the Partners so as to return all Capital Accounts to such balances as they would have had if no such special allocations had been made pursuant to Paragraph (ii), (iii) or (iv) of this Subsection 5.2(b).

(vi)          Rule of Construction.  This Section 5.2 is intended to satisfy the alternate test for economic effect set forth in Treas. Reg. §1.704-1(b) (2) (ii) (d) and the rules for allocations attributable to nonrecourse liabilities set forth in Treas. Reg. §1.704-2 and should be so construed.

5.3           Tax Allocations; Code Section 704(c).

(a)           In accordance with Section 704 (c) of the Code and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Partnership shall, solely for tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its initial Gross Asset Value.

(b)           In the event the Gross Asset Value of any asset of the Partnership shall be adjusted pursuant to the provisions of this Agreement, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Section 704 (c) of the Code and the Treasury Regulations thereunder.

(c)           Any elections or other decisions relating to such Section 704(c) allocations shall be made by the Partners in any manner that reasonably reflects the purpose and intention of this Agreement.  Section 704(c) allocations pursuant to this Section 5.3 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Partner’s Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

5.4           Accounting Method. The books of the Partnership (for both tax and financial reporting purposes) shall be kept on an accrual basis.

ARTICLE VI

MANAGEMENT

6.1           Rights and Duties of the Partners.

(a)           The Limited Partner as limited partner in the Partnership shall not participate in the control of the business of the Partnership and shall have no power to act for or bind the Partnership.

(b)           Pursuant to Pennsylvania law, the Limited Partner shall not be liable for losses or debts of the Partnership beyond the aggregate amount such Partner is required to contribute to the Partnership pursuant to this Agreement plus its share of the undistributed net profits of the Partnership, except that a Partner may be liable under Pennsylvania law to repay certain distributions received by it.

6.2           Fiduciary Duty of General Partner.  The General Partner shall have fiduciary responsibility for the safekeeping and use of all funds and assets (including records) of the Partnership, whether or not in his immediate possession or control, and the General Partner shall not employ, or permit another to employ, such funds or assets in any manner except for the exclusive benefit of the Partnership.

6.3           Powers of General Partner.

(a)           Subject to the terms and conditions of this Agreement, the General Partner shall have full and complete charge of all affairs of the Partnership, and the management and control of the Partnership’s business shall rest exclusively with the General Partner.  Except as otherwise provided in the Act or by this Agreement, the General Partner shall possess all of the rights and powers of a partner in a partnership without limited partners under Pennsylvania law. The General Partner shall be required to devote to the conduct of the business of the Partnership such time and attention as is necessary to accomplish the purposes, and to conduct properly the business, of the Partnership.

(b)           Subject to the limitations set forth in this Agreement, the General Partner shall perform or cause to be performed all management and operational functions relating to the business of the Partnership. Without limiting the generality of the foregoing, the General Partner is authorized on behalf of the Partnership, in its sole discretion and without the approval of the Limited Partner, to:

(i)            expend the capital and revenues of the Partnership in furtherance of the Partnership’s business as described in Section 1.4 and pay, in accordance with the provisions of this Agreement, all expenses, debts and obligations of the Partnership to the extent that funds of the Partnership are available therefor;

(ii)           make investments in United States government securities, securities of governmental agencies, commercial paper, money market funds, bankers’ acceptances, certificates of deposit, and any other debt instruments or other securities, pending disbursement of the Partnership funds in furtherance of the Partnership’s business as described in Section 1.4 or to provide a source from which to meet contingencies;

(iii)          enter into and terminate agreements and contracts with third parties in furtherance of the

Partnership’s business as described in Section 1.4, institute, defend and settle litigation arising therefrom, and give receipts, releases and discharges with respect to all of the foregoing;

(iv)          maintain, at the expense of the Partnership, adequate records and accounts of all operations and expenditures and furnish any Partner with the reports referred to in Section 8.2;

(v)           purchase, at the expense of the Partnership, liability, casualty, fire and other insurance and bonds to protect the Partnership’s properties, business, partners and employees and to protect the General Partner and its employees;

(vi)          employ, at the expense of the Partnership, consultants, accountants, attorneys and others and terminate such employment; provided, however, that if any Affiliate of any Partner is so employed, such employment shall be in accordance with Section 6.5;

(vii)         execute and deliver any and all agreements, documents and other instruments necessary or incidental to the conduct of the business of the Partnership;

(viii)        incur indebtedness, borrow funds and/or issue guarantees, in each case for the conduct of the Partnership’s business as described in Section 1.4 including, without limitation, to guarantee the indebtedness of any Affiliates of the Partnership, and to grant liens on property of the Partnership to secure such indebtedness and guarantees;

(ix)           confess judgment on behalf of the Partnership; and

(x)            submit a Partnership claim to arbitration or reference.

By executing this Agreement, the Limited Partner shall be deemed to have consented to any exercise by the General Partner of any of the foregoing powers.

6.4           Other Activities. Either Partner (other than the General Partner in such capacity) (the “Interested Party”) may engage in or possess an interest in other business ventures of any nature or description, independently or with others, whether presently existing or hereafter created, and neither the Partnership nor either Partner other than the Interested Party shall have any rights in or to such independent ventures or the income or profits derived therefrom.

6.5           Transactions with Affiliates.

(a)           Nothing in this Agreement shall preclude transactions between the Partnership and either Partner or an Affiliate or Affiliates of any Partner acting in and for its own account, provided that any services performed or products provided by the Partner or any such Affiliates are services and/or products that the General Partner reasonably believes, at the time of requesting such services and/or products, to be in the best interests of the Partnership, and further provided that the rate of compensation to be paid for any such services and/or products shall be comparable to the amount paid for similar services and/or products under similar circumstances to or by independent third parties in arm’s length transactions.

(b)           All bills with respect to services provided to the Partnership by a Partner or any Affiliate of a Partner shall be separately submitted and shall be supported by logs or other written data.

6.6           Exculpation. Neither the General Partner nor any Affiliate of the General Partner nor any of their respective partners, shareholders, officers, directors, employees or agents shall be liable, in damages or otherwise, to the Partnership or to the Limited Partner for any act or omission on its or his part, except for (i) any act or omission resulting from its or his own willful misconduct or bad faith, (ii) any breach by the General Partner of its obligations as a fiduciary of the Partnership or (iii) any breach by the General Partner of any of the terms and provisions of this Agreement.  The Partnership shall indemnify, defend and hold harmless, to the fullest extent permitted by law, the General Partner and each of its Affiliates and their respective partners, shareholders, officers, directors, employees and agents, from and against any claim or liability of any nature whatsoever arising out of or in connection with the assets or business of the Partnership, except where attributable to the willful misconduct or bad faith of such individual or entity or where relating to a breach by the General Partner of its obligations as a fiduciary of the Partnership or to a breach by the General Partner of any of the terms and provisions of this Agreement.

ARTICLE VII

COMPENSATION

The General Partner shall be entitled to reimbursement of all of its expenses attributable to the performance of its obligations hereunder, as provided in Article 4 hereof, to the extent permitted by Section 6.5.  Subject to the Act, no amount so paid to the General Partner shall be deemed to be a distribution of Partnership assets for purposes of this Agreement.  Except for reimbursement of its expenses and its right to distributions as provided in this Agreement, the General Partner shall not receive any compensation for its services as such.

ARTICLE VIII

ACCOUNTS

8.1           Books and Records. The General Partner shall maintain complete and accurate books of account of the Partnership’s affairs at the Partnership’s principal office, including a list of the names and addresses of all Partners. Each Partner shall have the right to inspect the Partnership’s books and records (including the list of the names and addresses of Partners).  Each of the Partners shall have the right to audit independently the books and records of the Partnership, any such audit being at the sole cost and expense of the Partner conducting such audit.

8.2           Reports, Returns and Audits.

(a)           The books of account shall be closed promptly after the end of each Partnership Year. The books and records of the Partnership shall be audited as of the end of each Partnership Year by the Auditor. Within ninety days after the end of each Partnership Year, the General Partner shall make a written report to each person who was a Partner at any time during such Partnership Year which shall include financial statements comprised of at least the following: a balance sheet as of the close of the preceding Partnership Year and a statement of earnings or losses, changes in financial position and changes in Partners’ Capital Accounts for the Partnership Year then ended, which financial statements shall be certified by the Auditor as in accordance with Generally Accepted Accounting Principles.

(b)           Prior to July 15 of each year, each person who was a Partner at any time during the previous Partnership Year shall be provided with an information letter (containing such Partner’s Form R-1 or comparable information) with respect to its distributive share of income, gains, deductions, losses and credits for income tax reporting purposes for such Partnership Year, together with any other information concerning the Partnership necessary for the preparation of a Partner’s income tax return(s), and the partnership shall provide each Partner with an estimate of the information to be set forth in such information letter by no later than March 15 of each year. With the sole exception of mathematical errors in computation, the financial statements and the information contained in such information letter shall be deemed conclusive and binding upon such Partner unless written objection shall be lodged with the General Partner within ninety days after the giving of such information letter to such Partner.

(c)           The General Partner shall also furnish the Partners with quarterly financial statements of the Partnership and such other periodic reports concerning the Partnership’s business and activities as the General Partner considers necessary to advise all Partners properly about their investment in the Partnership.

(d)           The General Partner shall prepare or cause to be prepared all federal, state and local tax returns of the Partnership (the “Returns”) for each year or other period for which such Returns are required to be filed. To the extent permitted by law, for purposes of preparing the Returns, the Partnership shall use the Partnership Year. The General Partner may make any elections under the Code and/or applicable state or local tax laws, and the General Partner shall be absolved from all liability for any and all consequences to any previously admitted or subsequently admitted Partners resulting from its making or failing to make any such election. Notwithstanding the foregoing, the General Partner shall make the election provided for in Section 754 of the Code, if requested to do so by any Partner.

(e)           The General Partner shall be the “tax matters partner,” as such term is defined in Section 6231 (a) (7) of the Code.

ARTICLE IX

PROHIBITION ON TRANSFERS

9.1           Transfer of a Partner’s Interest. Without the General Partner’s consent, the Limited Partner may not Transfer its Partnership Interest or any portion thereof, except that such Partnership Interest may be pledged as collateral and such pledge may be foreclosed upon in the event of a default.

9.2           Allocation of Distributions Subsequent to Assignment. All Profits and Losses of the Partnership attributable to any Partnership Interest acquired by reason of any Transfer of such Partnership Interest and any distributions made with respect thereto shall be allocated (i) in respect of the portion of the Partnership Year ending on the effective date of the Transfer, to the transferor and (ii) in respect of subsequent periods, to the transferee. The effective date of any Transfer permitted under this Agreement, subject to the provisions of Section 9.4 below, shall be the close of business on the day the Partnership is notified of the Transfer.

9.3           Transferee’s Rights. Any purported Transfer of a Partnership Interest which is not in compliance with this Agreement is hereby declared to be null and void and of no force and effect whatsoever. A permitted transferee of any Partnership Interest pursuant to Section 9.1 hereof shall be entitled to receive distributions of cash or other property from the Partnership and to receive allocations of the income, gains, credits, deductions, profits and losses of the Partnership attributable to such Partnership Interest after the effective date of the Transfer but shall not become a Partner.

ARTICLE X

DISSOLUTION

10.1         Events of Dissolution.  The Partnership shall continue until December 31, 2019, or such later date as the Partners may unanimously agree, unless sooner dissolved upon the earliest to occur of the following events, which shall cause an immediate dissolution of the Partnership:

(a)           the sale, exchange or other disposition of all or substantially all of the Partnership’s assets;

(b)           the withdrawal, resignation, filing of a certificate of dissolution or revocation of the charter or Bankruptcy of the General Partner or the occurrence of any other event which causes the General Partner to cease to be a general partner of the Partnership under the Act (each an “Event of Withdrawal”) unless, at the time of such Event of Withdrawal, there shall be one or more other General Partners who are members of or simultaneously admitted to the Partnership; or

(c)           such earlier date as the Partners shall unanimously elect.

10.2         Final Accounting. Upon the dissolution of the Partnership as provided in Section 10.1 hereof, a proper accounting shall be made by the Partnership’s Auditor from the date of the last previous accounting to the date of dissolution.

10.3         Liquidation.  Upon the dissolution of the Partnership as provided in Section 10.1 hereof, the General Partner or, if there is no General Partner, a person approved by a majority in interest of the remaining Partners, shall cause the cancellation of the Certificate (as amended) and shall act as liquidator to wind up the Partnership. The liquidator shall have full power and authority to sell, assign and encumber any or all of the Partnership’s assets and to wind up and liquidate the affairs of the Partnership in an orderly and business-like manner. All proceeds from liquidation shall be distributed in the following orders of priority: (a) to the payment and discharge of the debts and liabilities of the Partnership (other than liabilities for distributions to Partners) and expenses of liquidation, (b) to the setting up of such reserves as the liquidator may reasonably deem necessary for any contingent liability of the Partnership (other than liabilities for distributions to Partners), and (c) the balance to the Partners in accordance with their positive Capital Accounts after adjustment to reflect all Profit and Loss for the Partnership Year in which such liquidation occurs.

10.4         Cancellation of Certificate. Upon the completion of the distribution of Partnership assets as provided in Section 10.3 hereof, the Partnership shall be terminated and the person acting as liquidator shall take such other actions as may be necessary or appropriate to terminate the Partnership.

ARTICLE XI

AMENDMENTS TO AGREEMENT

Without the written approval of each of the Partners, no amendment shall be made to this Agreement. The General Partner shall give written notice to all Partners promptly after any amendment has become effective.

ARTICLE XII

NOTICES

12.1         Method of Notice. Any notices or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered personally or transmitted by telex or telecopier, receipt acknowledged, or in the case of documented overnight delivery service or registered or certified mail, return receipt requested, postage prepaid, on the date shown on the receipt therefor, addressed to the Partners at their respective addresses as set forth in the preamble hereto (except that any Partner may from time to time give notice changing its address for that purpose).

12.2         Computation of Time.  In computing any period of time under this Agreement, the day of the act, event or default from which the designated period of time begins to run shall not be included.  The last day of the period so computed shall be included, unless it is a Saturday, Sunday or legal holiday, in which event the period shall run until the end of the next day which is not a Saturday, Sunday or legal holiday.

ARTICLE XIII

INVESTMENT REPRESENTATIONS

13.1         Investment Purpose.  Each Limited Partner represents and warrants to the Partnership and to each other Partner that it has acquired its limited partner interest in the Partnership for its own account, for investment only and not with a view to the distribution thereof, except to the extent provided in or contemplated by this Agreement.

13.2         Investment Restriction. Each Partner recognizes that (a) the limited partner interests in the Partnership have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon an exemption from such registration, and agrees that it will not sell, offer for sale, transfer, pledge or hypothecate its limited partner interest in the Partnership (i) in the absence of an effective registration statement covering such limited partner interest under the Securities Act, unless such sale, offer of sale, transfer, pledge or hypothecation is exempt from registration for any proposed sale, and (ii) except in compliance with all applicable provisions of this Agreement, and (b) the restrictions on transfer imposed by this Agreement may severely affect the liquidity of an investment in limited partner interests in the Partnership.

ARTICLE XIV

GENERAL PROVISIONS

14.1         Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes any prior agreement or understanding among the parties hereto with respect to the subject matter hereof.

14.2         Amendment: Waiver. Except as provided otherwise herein, this Agreement may not be amended nor may any rights hereunder be waived except by an instrument in writing signed by the party sought to be charged with such amendment or waiver.

14.3         Governing Law. This Agreement shall be construed in accordance with and governed by the Act and the other laws of the Commonwealth of Pennsylvania, without giving effect to the provisions, policies or principles thereof relating to choice or conflict of laws.

14.4         Binding Effect.  Except as provided otherwise herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective legal representatives, heirs, successors and assigns.

14.5         Separability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

14.6         Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

14.7         No Third-Party Rights. Nothing in this Agreement shall be deemed to create any right in any person not a party hereto (other than the permitted successors and assigns of a party hereto) and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third party (except as aforesaid).

14.8         Waiver of Partition. Each Partner, by requesting and being granted admission to the Partnership, is deemed to waive until termination of the Partnership any and all rights that it may have to maintain an action for partition of the Partnership’s assets.

14.9         Nature of Interests. All Partnership property, whether real or personal, tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and none of the Partners shall have any direct ownership of such property.

14.10       Power of Attorney.  Each of the Partners does hereby constitute and appoint the General Partner as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign and file any amendment to the Certificate which may be required because of this Agreement or the making of any amendments or supplements thereto as provided in Article 11, and to make, execute, sign and file all such other instruments, documents and certificates which, in the opinion of the General Partner, may from time to time be required by the laws of the United states of America, the Commonwealth of Pennsylvania or any other jurisdiction in which the Partnership shall determine to do business, or any political subdivision or agency thereof or which the General Partner may deem necessary or appropriate to effectuate, implement and continue the valid and subsisting existence and business of the Partnership.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

GENERAL PARTNER:			WITHDRAWING GENERAL PARTNER

GPC SUB GP LLC			GRAHAM RECYCLING CORPORATION

By:	Graham Packaging Company, member		By:	/s/ [ILLEGIBLE]
Title:
By:	GPC Opco GP LLC, general partner

By:	Graham Packaging Holdings Company, member

	By:	Graham Packaging Corporation, general partner

	By:	/s/ [ILLEGIBLE]
Title:

LIMITED PARTNER:			WITHDRAWING LIMITED PARTNER

GRAHAM PACKAGING COMPANY			GRAHAM PACKAGING HOLDINGS COMPANY

By:	GPC Opco GP LLC, general partner		By:	Graham Packaging Corporation

By:	Graham Packaging Holdings Company, member.		By:	/s/ [ILLEGIBLE]
Title:
	By:	Graham Packaging Corporation, general partner

	By:	/s/ [ILLEGIBLE]
Title:

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

GENERAL PARTNER:

GPC SUB GP LLC

By:	Graham Packaging Company, member

By:	GPC Opco GP LLC, general partner

By:	Graham Packaging Holdings Company, member

	By:	Graham Packaging Corporation, general partner

	By:	/s/ [ILLEGIBLE]
Title:

LIMITED PARTNER:

GRAHAM PACKAGING COMPANY

By:	GPC Opco GP LLC, general partner

By:	Graham Packaging Holdings Company, member

	By:	Graham Packaging Corporation, general partner

	By:	/s/ [ILLEGIBLE]
Title: